File No. 333-47595
                                           Rule 424(b)(3)

                     THE PANDA PROJECT, INC.

                    Supplement to Prospectus

                       November 17, 1998


    The Prospectus of The Panda Project, Inc. (the "Company") dated July 16, 1998 relating to 2,150,000 shares of Common Stock of the Company is hereby amended as follows:

    The section entitled "Selling Securityholders" is deleted in its entirety and the following is inserted in lieu thereof:

                     SELLING SECURITYHOLDERS

    All of the shares of Common Stock of the Company offered hereby are being sold by the Selling Securityholders named below. The Company will receive none of the proceeds from the sale of shares offered hereby. To the best knowledge of the Company, none of the Selling Securityholders has held any office or maintained any material relationship with the Company or its predecessors or affiliates over the past three years.

    The following table sets forth information concerning the beneficial ownership, to the best knowledge of the Company, of shares of Common Stock by the Selling Securityholders as of October 30, 1998, the number of such shares included for sale in this Prospectus, assuming the sale of all Shares being offered by this Prospectus, and the number of shares of Common Stock to be held by the Selling Securityholders after giving effect to this offering. The shares offered hereby consist of (i) an estimated number of shares not to exceed 293,328 shares issuable upon conversion of shares of Series A Preferred sold in a private placement completed on February 11, 1998 (this number excludes an aggregate of 1,999,776 shares that had been sold pursuant to the Prospectus prior to October 30, 1998), and (ii) 150,000 shares issuable upon the exercise of Common Stock Purchase Warrants (the "Warrants") granted by the Company in connection with such private placement. The Warrants are exercisable during the period beginning February 11, 1998 and ending February 11, 2003 at an exercise price of $6.10 per share.








                             Shares                      Shares
                             Owned as          Shares    Owned
                             as Of             Offered   After
Selling Securityholders (1)  October 30, 1998  Hereby    Offering
---------------------------  ----------------  -------   --------

AGR Halifax
  Fund, Ltd. (2)(3)(4)(6)         694,215      234,092   460,123

Leonardo, L.P. (2)(3)(5)(6)       403,139       96,391   306,748

GAM Arbitrage Investments,
  Inc. (2)(3)(5)(6)                10,328       10,328     --

AG Super Fund International
   Partners, L.P. (2)(3)(5)(6)     10,328       10,328     --

Raphael, L.P. (2)(3)(5)(6)         82,005       20,655    61,350

Ramius Fund, Ltd. (2)(3)(4)(6)    126,450       34,425    92,025


Pine Street Asset
   Management, L.P. (2)(3)(6)       6,885        6,885     --


Samuel R. Shipley (2)(7)           24,500        7,500    17,000

Kevin J. Raidy (2)(7)              41,500        7,500    34,000

Bradley J. Ackerman (2)(7)         56,000       15,000    41,000


(1) The persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, except as indicated in the other footnotes to this table. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission. Assuming the sale of shares offered hereby, AGR Halifax Fund, Ltd. and Leonardo, L.P. will own 2.8% and 1.9%, respectively, of the Company's Common Stock. All other Selling Securityholders will own less than 1% of the Company's Common Stock.

(2) The number of shares set forth in the table represents an estimate of the number of shares of Common Stock to be offered by the Selling Securityholders. The actual number of shares of Common Stock issuable upon conversion of Series A Preferred is indeterminate, is subject to adjustment and could be materially less or more than such estimated number depending on factors which cannot be predicted by the Company at this time, including, among other factors, the future market price of the Common Stock. To the extent the average closing bid price of the Company's Common Stock for the five days preceding conversion of Series A Preferred exceeds $2.73 per share, the number of shares of Common Stock offered hereby will be less than the amount shown. The closing bid price for the Company's Common Stock on October 30, 1998 was $.84 per share. The actual number of shares of Common Stock offered hereby and included in the Registration Statement, includes such additional number of shares of Common Stock as may be issued or issuable upon conversion of the Series A Preferred or upon exercise of the Warrants by reason of, in the case of the Series A Preferred, the floating conversion price mechanisms applicable to the Series A Preferred, or, in the case of Series A Preferred and the Warrants, by reason of any stock split, stock dividend or similar transaction involving the Common Stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act.

(3) The number of shares offered includes the following number of shares of Common Stock issuable upon exercise of Warrants: AGR Halifax Fund, Ltd., 68,000 shares; Leonardo, L.P., 28,000 shares; GAM Arbitrage Investments, Inc., 3,000 shares; AG Super Fund International Partners, L.P., 3,000 shares; Raphael, L.P., 6,000 shares; Ramius Fund, Ltd., 10,000 shares; and Pine Street Asset Management, L.P., 2,000 shares. The number of shares offered excludes 1,999,776 shares of Common Stock previously issued upon conversion of Series A Preferred and sold by the Selling Securityholders pursuant to the Prospectus.

(4) AG Ramius Partners, LLC ("AG Ramius"), a registered investment advisor, acts pursuant to contract as discretionary investment advisor for AGR Halifax Fund, Ltd. and Ramius Fund, Ltd., holding voting and dispositive powers with respect to securities acquired for their accounts. In such capacity, AG Ramius may be considered a beneficial owner of shares of Common Stock that such Selling Securityholders own or have the right to acquire.

(5) Angelo, Gordon & Co., LP ("Angelo Gordon"), a registered investment advisor that is one of the members of AG Ramius, or its affiliates, manages the accounts of Leonardo, L.P., GAM Arbitrage Investments, Inc., Raphael, L.P. and AG Super Fund, Ltd. on a discretionary basis. In such capacity, Angelo Gordon may be considered a beneficial owner of shares of Common Stock that such Selling Securityholders own or have the right to acquire.

(6) To comply with applicable rules of The Nasdaq Stock Market, the Company's Articles of Incorporation provide that the aggregate number of shares issuable upon conversion of Series A Preferred and exercise of the Warrants may not exceed 19.99% of the Company's outstanding shares of capital stock immediately prior to closing of the private placement of Series A Preferred (2,443,104 shares), without shareholder approval. In the absence of this provision, the Selling Securityholders would beneficially own the following number of shares based on the closing bid price of the Company's Common Stock on October 30, 1998 ($.84): AGR Halifax Fund, Ltd., 3,806,337 shares; Leonardo, L.P., 1,821,617 shares; GAM Arbitrage Investments, Inc., 134,905 shares; AG Super Fund International Partners, L.P., 131,333 shares; Raphael, L.P., 267,457 shares; Ramius Fund, Ltd., 102,025 shares; and Pine Street Asset Management, L.P., 91,082 shares. The terms of the Series A Preferred also provide that shares of Series A Preferred are convertible by any holder only to the extent the number of shares of Common Stock owned by such holder and its affiliates would not exceed 4.9% of the then outstanding Common Stock of the Company.

(7) Shares offered consist of shares of Common Stock issuable upon exercise of Warrants. Shares owned does not include an aggregate of 43,252 shares of Common Stock owned by Shipley Raidy Capital Partners, LP, which such persons may be deemed to own beneficially by virtue of their positions with Shipley Raidy Capital Partners, LP.